

August 19, 2010

Mr. Keith K. Katkin
President and Chief Executive Officer
Avanir Pharmaceuticals, Inc.
101 Enterprise, Suite 300
Aliso Viejo, CA 92656

> **Re:** **Avanir Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Supplemental Response filed June 24, 2010**
> **File No. 001-15803**

Dear Mr. Katkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Compensation Discussion and Analysis

1. We note your response to our prior comment 2, which provides your analysis of the competitive harm you believe the Company would likely suffer upon the disclosure of the corporate performance goals and individual performance goals for your named executive officers in 2009. However, almost every performance metric discussed relates to an event that has already occurred and been publicly disclosed by the Company. For example, with respect to the goals for fiscal 2009 that were tied to milestones in your Zenvia PBA clinical trials, it appears that the occurrence of each of these milestones can be located in your SEC filings and/or Company press releases. As such, whatever competitive harm there may have been from publicizing these milestones when they were prospective and speculative events no longer seems

to be an issue. The same is true of performance goals tied to your intellectual property portfolio and financial operations.

With respect to your contention that disclosure of the specific performance goals could enable potential acquirers and partners to assess the importance placed by the Company on various stages of clinical development, we note that over 90% of these performance targets were linked to clinical trials relating to the Company's Zenvia Phase III trials for the PBA indication, and the remaining targets were tied to the Zenvia DPN pain developmental program. As the main focus of the Company's drug development program, the importance of these trials to the Company has been abundantly disclosed.

Accordingly, please revise your disclosure to provide a more detailed description of the individual and corporate goals for each named executive officer, the extent to which they were achieved and the relationship between the level of achievement and the compensation awards that were ultimately granted.

2. We note your response to our prior comment 3 and reissue the comment. Please disclose the different weighting with respect to Dr. Kaye's and Ms. Ocampo's goals.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director